

February 24, 2012

Via E-mail
Mr. Daniel R. Peralta
President and Chief Executive Officer
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Boulevard, Suite 1103
Scottsdale, Arizona 85260

   Re: Delta Mutual, Inc.
     Form 10-K/A for Fiscal Year Ended December 31, 2010
     Filed December 16, 2011
     File No. 000-30563

Dear Mr. Peralta:

   We have reviewed your response dated November 3, 2011 and your Form 10-K/A referenced above and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firms, page 10

1. Please have Madsen & Associates revise their audit report to also state, if true, that the predecessor auditor who audited the December 31, 2009 financial statements has ceased operations. Please refer to AU Section 9508.15.61

2. Please include a reprinted report of Jewett Schwartz Wolfe & Associates that includes a legend indicating (a) that the report is a copy of the previously issued report and (b) that the predecessor auditor has not reissued the report. Merely labeling the audit report as "reprinted" is not sufficient. Please refer to AU Section 9508.15.65.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Michael Paige, Esq.